

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 7, 2021

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of LEARN CW INVESTMENT CORPORATION, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
- Class A ordinary shares, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,